EXEMPTION NO. 082-34734

04 FEB -4 AM 7:21

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LO

TELEPHONE +44 20 7201 8900 FACSIMI

Website: http://www.peterhambro.com Email: cc



04012555

Press Release Issued on 26th January 2004:

26th January 2004

SUPPL

Peter Hambro Mining PLC

Trading Statement

Peter Hambro Mining PLC issues this statement as an update on 2003 trading and in advance of its full year results announcement expected in April 2004.

Production

- Attributable total gold production for 2003 more than doubled to c.141,000 ounces (2002 production: 70,000 ounces).

- Pokrovskiy Mine production, at c.120,000 ounces, increased by 70 % over 2002 levels and fulfilled the Group production target level set in January 2003.

- Omchak Joint Venture (Magadan Region) production was c.48,000 ounces since establishment in August 2003.

- Operating costs per ounce reduced to planned levels in the second half of the year, as full production of the Resin in Pulp Plant was achieved.

- Prices achieved on gold sales during the year have been higher than budgeted.

Pokrovskiy Mine update

- The 1 million tonne per year capacity Pokrovskiy Resin in Pulp Plant is now fully operational.

- At the end of the first quarter 2003 work began on the planned 50% increase in the plant's processing capacity, primarily by introducing a third grinding circuit. The new facility is expected to come into production

in the 4th quarter of 2004.

Exploration and Development

- The Group's exploration team reports significant progress with both new and existing deposits.

- Drilling on the previously delineated geochemical and geophysical structures at Pioneer has physically intersected mineralisation, which reinforces the previously postulated 9.4 million ounces of C and P class reserves and resources.

- Drilling on high grade structures has continued to increase the strike length.

- Exploration statistics:

  - Deep drilling 17,379 metres
  - Shallow drilling 4,575 metres
  - Trenching 104,200 cubic metres
  - 21,984 samples taken, of which 13,580 were analysed in the period

- Additional laboratory facilities have been added at Pokrovskiy and an entirely new Group laboratory is under construction at Amur regional capital, Blagoveshensk, to deal with the analysis back log.

- A detailed update on Group reserves and resources will be issued at the time of the Group's annual report on its full year results.

- Preliminary metallurgical test work on the lower grade Pioneer ore has demonstrated superior leach dynamics as compared to Pokrovskiy.

- It is intended that subject to receipt of regulatory approvals, exploitation of the high grade material from Pioneer Apophysis 1 could start in the 3rd quarter of 2004.

Acquisitions and Joint Ventures

- The Group completed a number of material acquisitions and tenders during the year - Tokur Deposit, Malomir Surround, Voroshilovskoye Deposit.

- The Group entered into the ZAO Omchak and ZAO Rudnoe joint ventures during the year, allowing the Group's expansion in to new regions of Russia.

- Further accretive acquisitions are being considered for 2004 that will add to reserves, resources and exploration potential.

PETER HAMBRO MINING PLC

Sale of titanium assets

- December 2003 saw the successful completion of the Aricom IPO and fundraising; with the new company's shares trading at a significant premium to their offer price.

- Peter Hambro Mining shareholders have been able to participate in the focused development of these titanium interests, whilst PHM itself can now concentrate fully on the manifest opportunities in the Russian gold market.

Rouble / US Dollar Exchange rate

- Most of the Group's debt is denominated in dollars and costs predominantly incurred in roubles. This creates some degree of natural hedge against currency exposure. The Rouble strengthened against the US Dollar during 2003, accelerating in the fourth quarter of the year, with year end to year end appreciation amounting to 8%. The Year end exchange rate was 29.45 Roubles per US Dollar.

Commenting on the above, Peter Hambro, Group Chairman, said:

"Although we do not yet have formal audited figures, I am pleased that we have managed to fulfil the 120,000 ounce Pokrovskiy production target that we set ourselves. Additionally the excellent results of the Omchak Joint Venture improved Group production levels for 2003 at a time of significant and welcome increases in the gold price.

Our acquisitions demonstrate the Group's continued successful involvement in the consolidation of the Russian gold industry, and it seems likely that this will continue apace in 2004. The enthusiastic reception of the Group in the London market encourages an interesting and attractive deal-flow from Russian sources.

Our strong performance at Pokrovskiy, the excellent prospects at Pioneer and Tokur, and the promising joint ventures and exploration opportunities all bode well for continuing delivery of good results in 2004 and further into the future."

- Ends -